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                                                                    Exhibit 99.1

                                   MCSi, INC.
                          4750 HEMPSTEAD STATION DRIVE
                               DAYTON, OHIO 45429




                                                              September 11, 2001

Mr. Anthony W. Liberati
Ms. Stacey Snider
Mr. Donald Hutcheson
Mr. Richard Hopple
Zengine, Inc.
901 Parker Street
Berkley, CA  94710


Gentlemen and Ms. Snider:

         MCSi, Inc. ("MCSi") is proposing to purchase any and all outstanding shares of common stock of Zengine, Inc. ("Zengine") not already owned by MCSi in an exchange offer of 0.2946 shares of MCSi common stock, no par value per share ("MCSi Stock"), for each share of common stock, no par value per share, of Zengine. The Board of Directors of MCSi believes that such a transaction makes sense because the capital markets for e-commerce stocks have changed dramatically since Zengine's initial public offering. This change, together with the performance of the Zengine business and stock price over the past nine months, has made the ownership of a public entity in the e-commerce business less attractive. It is the belief of MCSi's management that the business of Zengine could be integrated with the business of MCSi, which would reduce redundant costs at Zengine and enhance the prospects for both companies. MCSi is offering Zengine shareholders 0.2946 shares of MCSi for each share of Zengine. We believe this represents an attractive valuation for Zengine shareholders, both in absolute terms and in relation to some of Zengine's leading comparable companies. At MCSi's most recent closing price of $12.73, the offered exchange ratio represents a 20% premium to Zengine's 30 day average closing price of $3.13, a 25% premium to the 45 day average of $3.00 and 26% premium to the 60 day average of $2.98. Furthermore, the implied price represents a 53.7% premium to Zengine's closing price of $2.44 on July 19th, prior to the recent run-up in Zengine's share price on extremely low volume.

         In addition, we feel that the offer price represents an attractive valuation relative to the current share prices of Zengine's leading comparable companies such as Ariba, Broadvison, Art Technology and Blue Martini. These companies are trading at between .5 and 1.2 times projected 2001 revenue. MCSi's offer price for Zengine represents a

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Zengine, Inc.
Board Members
September 11, 2001
Page 2

multiple of 2.4 times projected 2001 revenue, a premium of between 100% and 380% to the comparable companies mentioned above.

         If we hold at least 90 percent of the outstanding Zengine shares following completion of our tender offer, we may effect a "short-form" merger of Zengine with MCSi under Delaware law. If such a merger takes place promptly after the offer, the consideration given to Zengine stockholders in the merger would be the same as the consideration received by tendering stockholders in the offer. Zengine stockholders would not be required to vote on such a transaction.

         We are today requesting that you enter into an agreement and plan of reorganization with respect to the offer and the proposed merger with MCSi. We are not now requiring that Zengine pay any sort of break-up or similar fee in the event that our offer is not consummated, including because of a higher offer from another bidder. Our offer would not foreclose any other person from making a higher offer for the shares that we do not already own.

         We recognize that certain members of the board of directors of Zengine are or have been affiliated with MCSi or its management. We request the opportunity to discuss our offer with the independent directors of Zengine. We currently expect to proceed with this offer if such directors, after consultations with independent financial and legal advisors, concludes that the offer is fair to Zengine stockholders. In addition, we could also determine to proceed without negotiating an agreement with Zengine, or not to proceed with the offer, if in our sole judgment changes in economic, business or market conditions make the offer unadvisable. Please be aware, however, that time is of the essence of this proposal. Accordingly, we must receive a response from the independent directors of Zengine to this proposal on or before September 16, 2001. If not, the MCSi Board will meet to consider its alternatives.

         Please call me at (937) 291-8282 at your earliest convenience to discuss this matter. We look forward to hearing from you.



                                                     Sincerely,

                                                     /s/ Michael E. Peppel

                                                     Michael E. Peppel
                                                     Chairman, President and CEO
                                                     of MCSi, Inc.